UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 11, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye Gold" or "the Company")

Further renewal of cautionary announcement

Shareholders are referred to the Firm Intention announcement by Sibanye Gold to make a cash offer to acquire the entire issued ordinary share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a consideration of ZAR 11.55 per Wits Gold share ("Proposed Transaction"), incorporating the Company's cautionary announcement, which was jointly released by the Company and Wits Gold on SENS on 11 December 2013 and the renewal of cautionary released by the Company on 28 January 2014.

As the pro forma financial effects of the Proposed Transaction have not yet been finalised, shareholders are advised to continue to exercise caution when dealing in the Company's securities until a further announcement is made.

Johannesburg

11 March 2014

On behalf of Sibanye Gold

Corporate adviser
Qinisele Resources Proprietary Limited

JSE Sponsor
JP Morgan Equities South Africa (Pty) Ltd

South African Legal Adviser
Edward Nathan Sonnenbergs

Canadian Legal Counsel
Norton Rose Fulbright Canada LLP

US Legal Counsel
Linklaters LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 11, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer